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                                                                    EXHIBIT 99.1
HOLLINGER INTERNATIONAL INC. (NYSE: HLR)

HOLLINGER INC. (TSE: HLG.C)

HOLLINGER CANADIAN NEWSPAPERS,
LIMITED PARTNERSHIP (TSE: HCN.UN)

HOLLINGER CANADIAN PUBLISHING HOLDINGS INC.
(TSE: HCP.U)

Contacts:

Daniel W. Colson                      Jack A. Boultbee                    Peter Y. Atkinson
Vice-Chairman                         Executive Vice-President            Vice-President
Hollinger International Inc.          Hollinger International Inc.        Hollinger International Inc.
44-20-7-538-6275                      (416) 363-8721                      (416) 363-8721

                                  PRESS RELEASE

RESTRUCTURING PROCESS ANNOUNCED -
NEWSPAPER ASSETS TO BE MADE AVAILABLE FOR
SALE, MERGER OR AFFILIATION

     NEW YORK, APRIL 25, 2000: Hollinger International Inc. (NYSE: HLR) announces that its board of directors has approved a process whereby most of the Company's community newspaper assets will be made available for sale and some of its metropolitan newspaper assets will be made available for merger or affiliation on terms consistent with the full enterprise value of such assets. Morgan Stanley Dean Witter has been retained to act as the Company's professional adviser and in that role will co-ordinate the process. Cash proceeds from such transactions will be utilized to reduce debt, to purchase and cancel the Company's own shares and, if deemed advisable, to distribute to shareholders. As has been stated in successive annual reports and at shareholders' meetings, the management considers the Company's shares undervalued and the most effective means of narrowing the gap between the enterprise value and imputable market value of these assets is to sell some of them and apply the proceeds to debt reduction and share cancellation. The quarterly earnings report to be issued on April 27 will confirm that these assets are performing very well and their profitability should easily exceed recent expectations for the current year.

     Mr. Conrad M. Black, Chairman and Chief Executive Officer, commented as follows with respect to the process:

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     In order to unlock shareholder value, Hollinger International Inc. will make most of its operating assets available in one way or another to facilitate the current trend to larger, consolidated, multi-media entities. By this method, the Company expects to take maximum advantage of the very high quality of its assets, both as traditional newspaper properties and as content and transactional Internet platforms. That value, although the Company's stock market performance has not been markedly more sluggish than that of the newspaper industry generally, has been somewhat obscured by perceived complexity of corporate structure, new newspaper and Internet start-up and investment costs and tax-accounting anomalies that affect it as an international company. This is particularly timely as most recent concern about the long term viability of the newspaper industry and its ability to adapt profitably to the Internet seems largely to have subsided.

     To this end, Morgan Stanley Dean Witter has been retained to find appropriate affiliates or buyers for many of the Company's assets, including most of its U.S. and Canadian community newspapers. The Company will consider arrangements that will allow it to retain control of the Telegraph in the United Kingdom, most of the metropolitan newspaper assets in North America, the Internet assets related to those publications, and the Company's Internet investment portfolio and venture capital group. For those assets, and in particular the Telegraph and the National Post, the Company would be prepared to explore electronic associations with other groups in larger combinations that will maximize future franchise values while retaining its control of those assets.

     Hollinger International Inc. expects to emerge from this process with a significantly reduced debt level and smaller number of outstanding shares, a stronger strategic position in relation to other media (and especially new media) and appreciably higher earnings per share.

     Hollinger International Inc. is a global newspaper publisher with newspapers in the United States, UK, Canada and Israel. Included among the 77 paid daily newspapers that the Company owns are The Daily Telegraph, Chicago Sun-Times, The Jerusalem Post, Ottawa Citizen and National Post. In addition, the Company owns 302 non-daily newspapers, as well as magazines and other publications.

     Hollinger International Inc. operates Web sites through all of its major newspapers and owns the canada.com national portal site and a variety of other specialized sites. Through its Hollinger Ventures subsidiary, the Company has also taken investment positions in various Internet-based companies.


FOR MORE INFORMATION ON HOLLINGER INTERNATIONAL INC.,
PLEASE VISIT OUR WEBSITE AT WWW.HOLLINGER.COM.